Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No.  333-) and related Prospectus of New Fortress Energy LLC for the registration of Class A Shares, Preferred Shares, Depositary Shares, Debt Securities, Warrants and 145,050,664 Class A Shares Offered by Selling Securityholders and to the incorporation by reference therein of our report date March 4, 2020 with respect to the consolidated financial statements of New Fortress Energy LLC included in its Annual Report (Form 10-K) for the year ended December 31, 2019 and the financial statement schedules of New Fortress Energy LLC included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
March 4, 2020